EXHIBIT 12.1

BANCFIRST CORPORATION

COMPUTATION OF RATIO OF

EARNINGS TO FIXED CHARGES

(DOLLARS IN THOUSANDS)

	Nine Months Ended September 30,		Years Ended December 31,
	2003	2002	2002	2001	2000	1999	1998
Income before taxes	$36,653	$37,907	$50,886	$43,440	$40,468	$37,968	$34,078

Fixed charges:
Interest expense, excluding interest on deposits	3,139	3,730	4,930	5,702	6,080	5,309	5,344
Appropriate portion (1/3) of rentals	240	248	331	273	264	367	355

Fixed charges, excluding interest on deposits	3,379	3,978	5,261	5,975	6,344	5,676	5,699

Earnings before taxes and fixed charges, excluding interest on deposits	40,032	41,885	56,147	49,415	46,812	43,644	39,777
Interest on deposits	22,083	33,458	42,879	72,009	73,974	60,840	62,946

Earnings before taxes and fixed charges, including interest on deposits	$62,115	$75,343	$99,026	$121,424	$120,786	$104,484	$102,723

Fixed charges, excluding interest on deposits	$3,379	$3,978	$5,261	$5,975	$6,344	$5,676	$5,699
Interest on deposits	22,083	33,458	42,879	72,009	73,974	60,840	62,946

Total fixed charges, including interest on deposits	$25,462	$37,436	$48,140	$77,984	$80,318	$66,516	$68,645

Ratio of earnings to fixed charges, excluding interest on deposits	11.85	10.53	10.67	8.27	7.38	7.69	6.98

Ratio of earnings to fixed charges, including interest on deposits	2.44	2.01	2.06	1.56	1.50	1.57	1.50